U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-21324
CUSIP NUMBER:           670712108

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D
	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	March 31, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Report Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

NYFIX, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

100 Wall Street

Address of Principal Executive Office (Street and Number)

New York, New York 10005

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NYFIX, Inc. (the “Company”) was unable to timely file its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2007, which was due May 10, 2007 (the “Q1 2007 Report”), because the Company (1) has only recently completed (A) its internal review of information relating to stock option grants and additional historic accounting issues that surfaced as part of an investigation by the Securities and Exchange Commission into the Company’s historical stock option granting practices and (B) the re-audit of financial statements for 2004 and 2003 by Friedman LLP, the independent registered public accounting firm appointed by the Company’s Audit Committee in November 2005, (2) only recently completed its Annual Report on Form 10-K for the year ended December 31, 2005, including the restatement of its Annual Reports for the years ended December 31, 2003 and December 31, 2004, which the Company filed on March 7, 2007, and (3) needs to prepare and file its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2006, June 30, 2006 and September 30, 2006, respectively (the “ 2006 Quarterly Reports”), and the Annual Report on Form 10-K for the year ending December 31, 2006 (the “2006 10-K”), prior to filing the Q1 2007 Report.

Also, as a result of the Company’s recent completion of its internal review and re-audit, its work on the 2005 Annual Report on Form 10-K and the need to prepare and file the 2006 Quarterly Reports and the 2006 10-K, the Company will be unable to file the Q1 2007 Report within the fifteen-day extension provided by Rule 12b-25. The Company will file the Q1 2007 Report as soon as practicable following the resolution of the foregoing matters.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Scott A. Bloom	(646) 525-3000

(Name)	(Area Code)(Telephone Number)

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(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

☐ Yes   ☒ No

The Company has not filed its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2006, its Quarterly Report on Form 10-Q for the period ended June 30, 2006, its Quarterly Report on Form 10-Q for the period ended September 30, 2006, or its Annual Report on Form 10-K for the year ending December 31, 2006.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is currently unable to estimate with specificity the change, if any, in results of operations from the period ended March 31, 2006 due to the significant amount of preparation remaining for 2006 described in Part III above. However, the Company does expect to report losses for the period ended March 31, 2007 when it ultimately reports.

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NYFIX, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

	By:	/s/ Steven R. Vigliotti

Name: Steven R. Vigliotti
Title: CFO

Dated: May 11, 2007

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).